EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$2,082	$(2,248)	$(2,121)	$(682)	$2,300
Fixed charges	933	958	1,203	885	595
Distributed income of equity investees	39	77	11	25	33
Total Earnings	$3,054	$(1,213)	$(907)	$228	$2,928

Fixed Charges:
Interest expense	$843	$878	$1,154	$847	$560
Estimated interest within rental expense	90	80	49	38	35
Total Fixed Charges	$933	$958	$1,203	$885	$595

Ratio of earnings to fixed charges	3.3	n/a	n/a	n/a	4.9
Dollar shortfall	n/a	$2,171	$2,110	$657	n/a